                                   FORM U-3A-2

                                 File No. 69-267


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                          FLORIDA PROGRESS CORPORATION
                          ----------------------------
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
     (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST, AS OF DECEMBER 31, 1999.

Name/                              Location and
(State of Organization)            Nature of Business

                       Claimant

Florida Progress Corporation       Principal Executive Office
(Florida)                          located at One Progress Plaza
                                   St. Petersburg, Florida 33701
                                   Holding Company

                  Subsidiaries of Florida Progress Corporation

FPC Del, Inc. (Delaware)           Delaware, Holder of accounts
                                   receivable

Florida Power Corporation          St. Petersburg, Florida,
(Florida)                          Electric Utility

Florida Progress Funding           Delaware, Obtains Financing
Corporation (Delaware)             and Serves as Depositor of
                                   Statutory Business Trusts

Progress Capital Holdings, Inc.    St. Petersburg, Florida
(Florida)                          Downstream Holding Company

                     Subsidiary of Florida Power Corporation

Energy Solutions, Inc.             Florida, Non-regulatory
(Florida)                          Product Marketing and Sales

              Subsidiaries of Florida Progress Funding Corporation

FPC Capital I                      Delaware Statutory Business
(Delaware)                         Trust, Special Purpose Entity
                                   That Only Issued Certain 7.10%
                                   Cumulative Quarterly Income
                                   Preferred Securities Series A
                                   (QUIPS) and Purchased Certain
                                   Notes

FPC Capital II                     Delaware Statutory Business
(Delaware)                         Trust, Inactive

                 Subsidiaries of Progress Capital Holdings, Inc.

Electric Fuels Corporation         Florida, Kentucky, Texas,
(Florida)                          Virginia, Ohio and West
                                   Virginia, Procurement and
                                   Transportation of Coal and
                                   Bulk Cargoes; Railroad Related
                                   Products and Services; Marine
                                   Transportation

Mid-Continent Life Insurance       Alabama, Arizona, Arkansas,
Company (Oklahoma)                 California, Colorado, Florida,
                                   Georgia, Idaho, Illinois,
                                   Indiana, Iowa, Kansas,
                                   Kentucky, Louisiana, Michigan,
                                   Minnesota, Mississippi,
                                   Missouri, Montana, Nebraska,
                                   Nevada, New Mexico, North
                                   Carolina, North Dakota, Ohio,
                                   Oklahoma, Oregon, S. Carolina,
                                   S. Dakota, Tennessee, Texas,
                                   Utah, Virginia, Washington,
                                   W. Virginia, Wisconsin, and
                                   Wyoming, Life Insurance

PIH, Inc. (Florida)                Florida, Holding Company for
                                   Investments in Affordable
                                   Housing Projects

Progress-Centrus, Inc.             Florida, Participates in
(Florida)                          Retail Marketing Alliance

Progress Energy Corporation        Florida, Development of
(Florida)                          Independent and Cogeneration
                                   Power Projects

Progress Holdings, Inc.            Florida, Participates in
(Florida)                          Marketing Alliance to Multi-
                                   Site Electric Customers

Progress Provisional Holdings,     Florida, Investment in
Inc. (Florida)                     Real Estate
(effective 2/24/2000)

Progress Reinsurance Company,      Grand Cayman,
Ltd. (Cayman Islands)              Cayman Islands, B.W.I.,
                                   Captive Insurance Company

Progress Telecommunications        Florida, Provides Wholesale
Corporation (Florida)              Telecommunications Capacity
                                   Service

                   Subsidiaries of Progress Energy Corporation

PEC Fort Drum, Inc.                New York, Holder of Indirect
(Florida)                          Interest in Cogeneration
                                   Project

Progress Desal, Inc.               Florida, Inactive
(Florida)

Progress Power Marketing, Inc.     Florida, Inactive
(Florida)

                      Subsidiary of Progress Holdings, Inc.

Cadence Network, LLC               Ohio, Marketing of Energy
(Ohio)                             Supply Services

                   Subsidiaries of Electric Fuels Corporation

Awayland Coal Company, Inc.        Kentucky and Virginia,
(Kentucky)                         Partner in Powell Mountain
                                   Joint Venture, Coal Mining

COMCO of America, Inc.             Inactive
(Florida)

Dixie Fuels Limited                Texas, Owner/Operator of
(partnership) (Texas)              Oceangoing Barges and Tugs

Dixie Fuels II, Limited            Texas, Owner/Operator of
(partnership) (Texas)              Marine Transportation
                                   Equipment, Terminalling and
                                   Transporting Bulk Cargoes

EFC Synfuel LLC (Delaware)         Delaware, Owner of Interests
                                   in Limited Liability Companies
                                   Operating Secondary Coal
                                   Recovery Systems

Homeland Coal Company, Inc.        Kentucky and Virginia, Partner
(Kentucky)                         in Powell Mountain Joint
                                   Venture, Coal Mining

Kentucky May Coal                  Kentucky and Ohio, Mining and
Company, Inc. (Virginia)           Operation of Coal Facilities

Little Black Mountain Coal         Kentucky and Virginia, Partner
Reserves, Inc. (Kentucky)          in Dulcimer Land Company

Little Black Mountain Land         Kentucky and Virginia, Owner-
Company (Kentucky)                 ship Interest in Coal Reserves

MEMCO Barge Line, Inc.             Missouri and Louisiana,
(Delaware)                         Owner, Manager and Broker
                                   of River Barges and Towboats

Mesa Hydrocarbons, Inc.            Colorado, Owner of Natural
(Florida)                          Gas Reserves and Wells

Powell Mountain, Inc.              Virginia, Interest in Coal
(Virginia)                         Mine Operations

Progress Land Corporation          Kentucky, Ownership and
(Florida)                          Management of Coal Reserves

Progress Materials, Inc.           Florida, Commercialization and
(Florida)                          Operation of Ash Management
                                   Technologies

Progress Metal Reclamation         Kentucky, Ohio, and West
Company (Kentucky)                 Virginia, Railcar Scrapping
                                   and Metal Recycling

Progress Rail Services             Alabama, Arkansas, California,
Corporation (Alabama)              Colorado, Delaware, Georgia,
                                   Florida, Illinois, Indiana,
                                   Iowa,Kentucky, Louisiana,
                                   Michigan, Nebraska,
                                   Mississippi, Missouri, New
                                   Jersey, Pennsylvania, South
                                   Carolina, Tennessee, Texas,
                                   Virginia, Wisconsin, Wyoming,
                                   Alberta, Ontario and Quebec,
                                   Railroad Related Products and
                                   Services; Recycling Facilities

Progress Synfuel Holdings, Inc.    Delaware, Holding Company for
(Delware)                          Limited Liability Companies
                                   Operating Synthethic Coal
                                   Plants

                    Subsidiary of Awayland Coal Company, Inc.

Powell Mountain Joint Venture      Kentucky and Virginia,
(partnership)(Virginia)            Coal Mining

                    Subsidiary of Homeland Coal Company, Inc.

Powell Mountain Joint Venture      Kentucky and Virginia,
(partnership)(Virginia)            Coal Mining Operation

                 Subsidiaries of Kentucky May Coal Company, Inc.

Diamond May Coal Company           Kentucky, Mining and Operation
(Kentucky)                         of Coal Facilities

Cincinnati Bulk Terminals, Inc.    Ohio and Kentucky, Sale and
(Delaware)                         Terminalling of Coal and
                                   Other Bulk Commodities

Kentucky May Mining Company        Kentucky, Coal Mining
(Florida)

                 Subsidiaries of Cincinnati Bulk Terminals, Inc.

Kanawha River Terminals, Inc.      West Virginia and Kentucky,
(Florida)                          Sale and Terminalling of Coal;
                                   Interests in Limited Liability
                                   Companies Operating Synthetic
                                   Fuel Facilities

Marigold Dock, Inc. (Alabama)      Kentucky, Owner of Coal
                                   Loading Facility

                  Subsidiaries of Kanawha River Terminals, Inc.

Black Hawk Synfuel LLC             West Virginia, Ownership
(Delaware)                         Interest in New River Synfuel
                                   LLC, Producer of Synthetic
                                   Fuels; Marketing Services

Coal Recovery V, LLC               Missouri, Research and
(Missouri)                         Development of Synthetic Fuels

Colona Newco, LLC                  Delaware, Partner in Colona
(Delaware)                         SynFuel Limited Partnership,
                                   L.L.L.P., Producer and Seller
                                   of Solid Synthetic Fuel

Colona Sub No. 2, LLC              Indiana, Partner in Colona
(Indiana)                          SynFuel Limited Partnership,
                                   L.L.L.P., Producer and Seller
                                   of Solid Synthetic Fuel

                     Subsidiary of Diamond May Coal Company

Diamond May Mining Company         Kentucky, Coal Mining
(Florida)

             Subsidiary of Little Black Mountain Coal Reserves, Inc.

Dulcimer Land Company              Kentucky and Virginia,
(partnership)(Kentucky)            Management of Coal Reserves

                      Subsidiary of MEMCO Barge Line, Inc.

Elmwood Marine Services, Inc.      Louisiana, Kentucky and
(Louisiana)                        W. Virginia, Fleeting,
                                   Washing and Repair of Barges;
                                   Ownership Interest in Inter-
                                   national Marine Terminals
                                   Partnership

                  Subsidiaries of Elmwood Marine Services, Inc.

Conlease, Inc.                     Louisiana, Owner of
(Louisiana)                        Batture Leases

International Marine Terminals     Louisiana, Owner/Operator
Partnership (partnership)          of Bulk Materials Terminal
(Louisiana)

            Subsidiary of International Marine Terminals Partnership

I.M.T. Land Corp.                  Louisiana, Owner of
(Louisiana)                        Terminal Land

                      Subsidiaries of Powell Mountain, Inc.

PMCC, Inc.                         Virginia, Coal Mine Operations
(Virginia)

Powell Mountain Coal               Virginia and Kentucky,
Company, Inc. (Virginia)           Coal Mine Operations

                Subsidiary of Powell Mountain Coal Company, Inc.

Murphy Land Company, Inc.          Kentucky and Virginia,
(Virginia)                         Partner in Dulcimer Land
                                   Company and Owner of Coal
                                   Property

                Subsidiary of Progress Metal Reclamation Company

West Virgiia Auto Shredding,       West Virginia, Scrap and
(West Virginia)                    Recycling

               Subsidiaries of Progress Rail Services Corporation

Chemetron-Railway Products,        Colorado, Delaware, Georgia,
Inc. (Delaware)                    Iowa, Illinois, Kentucky,
                                   Missouri, Montana, New Jersey,
                                   Ohio, Pennsylvania, Wyoming,
                                   British Columbia and Manitoba,
                                   Rail Welding Services and
                                   Manufacturing, Sale and Lease
                                   of Welding and Rail Handling
                                   Equipment

FM Industries, Inc.                Texas, Manufacture & Repair
(Texas)                            of Railcar Parts

Kentuckiana Railcar Repair &       Indiana, Railcar Repair
Storage Facility, LLC              Facility
(Indiana)

PRS International Sales            Virgin Islands, Foreign
Company, Inc. (Virgin Islands)     Sales Corporation Agent

Progress Rail de Mexico,           Mexico, Marketing, Leasing,
S.A. de C.V. (Mexico)              and Selling Railcars

Progress Rail Canada Corporation   Manitoba and Quebec,
(Alberta, Canada)                  Railcar Repair and Leasing;
                                   Supplier of Rail and Railcar
                                   Parts, and Maintenance-of-
                                   Way Equipment

Progress Vanguard Corporation      California, Idaho, Kansas,
(Delaware)                         Kentucky, Minnesota, Nebraska
                                   and Tennessee; Railcar Repair
                                   and Leasing; Supplier of Rail
                                   and Railcar Parts, and
                                   Maintenance-of-Way Equipment

Railcar, Ltd.                      Georgia, Railcar Equipment
(Georgia)                          Leasing and Railcar Rolling
                                   Stock Management

Southern Machine and Tool          Georgia and California,
Company (Georgia)                  Machine Shop Design and
                                   Fabrication, Manufacture of
                                   Equipment and Railcar
                                   Wheelshop

United Industries, Inc.            Kentucky, Railcar Repair
(Kentucky)                         Facility

                      Subsidiary of United Industries, Inc.

Kentuckiana Railcar Repair &       Indiana, Railcar Repair
Storage Facility, LLC              Facility
(Indiana)

                          Subsidiaries of Railcar, Ltd.

Progress Rail de Mexico,           Mexico, Marketing, Leasing,
S.A. de C.V. (Mexico)              and Selling Railcars

Servicios Ferroviarios Progress,   Mexico, Mexican Holding
S. de R.L. de C.V. (Mexico)        and Operating Limited
                                   Liability Company

                 Subsidiary of Servicios Ferroviarios Progress,
                               S. de R.L. de C.V.

Servicios Administrativos          Mexico, Personnel and
Progress, S. de R.L. de C.V.       Administrative Services
(Mexico)                           Limited Liability Company
                                   for Servicios Ferroviarios
                                   Progress

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     Florida Progress Corporation ("Progress") owns no property used in the generation, transmission, or distribution of electricity or for the production, transmission, and distribution of natural or manufactured gas.

     Florida Power Corporation ("Power") renders electric service to approximately 1.4 million customers in central and northern Florida (the "State") and along the west coast of the State. Power is the only public utility subsidiary of Progress that owns properties used for the generation, transmission, and distribution of electric energy, and all such property is located within the State. Power provides electric service in 32 of the State's 67 counties. Its service territory, covering about 20,000 square miles, includes the rapidly growing areas around Orlando, and the densely populated Gulf Coast cities of St. Petersburg and Clearwater.

     As of December 31, 1999, Power's total net winter generating capacity was 8,267 megawatts ("MW"). This capacity is generated by 13 steam units with a capacity of 4,740 MW, two combined cycle units with a capacity of 752 MW and 44 combustion turbine units with a capacity of 2,775 MW. Approximately 50% of Power's capacity is generated from two locations. Five steam plants totaling 3,098 MW, including Power's 91.8% share of one nuclear unit representing 782 MW, are located at Crystal River in Citrus County, Florida. Two steam plants totaling 1,044 MW are located at Anclote in Pasco County, Florida. The remaining steam plants and combustion turbine units are located in Florida in Pinellas, Volusia, Osceola, Highlands, Polk, Orange, Suwannee and Alachua counties.

     As of December 31, 1999, Power distributed electricity through 365 substations with an installed transformer capacity of 43,621,540 kilovolt amperes ("KVA"). Of this capacity, 29,649,250 KVA is located in transmission substations and 13,972,290 KVA in distribution substations. The transmission system consists of approximately 4,687 circuit miles of high voltage transmission lines, of which 2,645 circuit miles are operated at 500, 230 or 115 kilovolts ("KV") and the balance at 69 KV. Power has numerous interconnection points with other generating utilities within the State and seven interconnections with Georgia Power Company, which permit Power to receive energy from and deliver it to Georgia. Power has 25,409 circuit miles of distribution lines which operate at various voltages ranging from 2.4 to 25 KV.

3. THE FOLLOWING INFORMATION FOR THE LATEST CALENDAR YEAR (1999) WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     (a) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     (b) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

     (c) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

     (d) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

     Claimant: None

     Florida Power Corporation:                   (In Millions)

         (a)   Number of KWH of electric
               energy sold

                                         Associated
                                          Revenues
               State          KWH     ($ in millions)

               Florida     38,297.3        2,589.9

         (b)   Number of KWH of electric
               energy distributed at retail
               outside the State                        None

         (c)   Number of KWH of electric
               energy sold at wholesale
               outside the State or at the
               State line                              555.8

                                         Associated
                                          Revenues
               State*         KWH     ($ in millions)

               Alabama          99.4        3.712
               Georgia         156.2        2.883
               Kentucky         61.0        3.256
               Missouri          4.6        0.101
               Ohio              3.2        0.080
               Oklahoma          0.8        0.018
               Tennessee        15.2        0.360
               Texas           215.4       13.992
                               -----       ------

                               555.8       24.402
                               =====       ======

         (d)   Number of KWH of electric
               energy purchased outside the
               State or at the State line             2,494.4

                                         Associated
                                          Revenues
               State*         KWH      ($ in millions)

               Alabama        2,337.8      83.377
               Georgia           37.6       1.259
               Kentucky          45.1       1.302
               Missouri           2.1       0.083
               New York          29.6       1.129
               North Carolina     5.6       1.600
               Pennsylvania       0.7       0.026
               Tennessee          0.3       0.483
               Texas             35.6       2.771
               Virginia           ---       0.009
                              -------      ------

                              2,494.4      92.039
                              =======      ======

*States designated represent the location of the headquarters of the companies to/from whom Florida Power Corporation has sold/ purchased KWH. Deliveries may have occurred at the Florida/ Southern interconnect or elsewhere.

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF THE INTEREST HELD.

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

                                      None

                                    EXHIBIT A
                              FINANCIAL STATEMENTS


Exhibit
Number                     Description of Exhibit
99.(A)         Consolidating statements of income and retained earnings for the calendar year 1999 together with the consolidating balance sheet as of December 31, 1999 for Florida Progress Corporation and
               its first-tier subsidiaries: Progress Capital Holdings, Inc., FPC
               Del, Inc., Progress Provisional Holdings, Inc., Florida Progress
               Funding Corporation and Florida Power Corporation.

99.(B) Consolidating statements of income and retained earnings for the calendar year 1999, together with the consolidating balance sheet as of December 31, 1999 for Progress Capital Holdings, Inc. and its first-tier subsidiaries: Progress Holdings, Inc., Mid-Continent Life Insurance Company, Progress Reinsurance
               Company, Ltd., Progress Energy Corporation, Progress-Centrus,
               Inc., PIH, Inc., Progress Telecommunications Corporation, and
               Electric Fuels Corporation.

99.(C) Consolidating statements of income and retained earnings for the calendar year 1999, together with the consolidating balance sheet as of December 31, 1999 for Florida Progress Funding Corporation and its first-tier subsidiary: FPC Capital I.

                                    EXHIBIT B

                             FINANCIAL DATA SCHEDULE


Exhibit
Number
27             Financial Data Schedule for Florida Progress
               Corporation.

                                    EXHIBIT C

                    ORGANIZATIONAL CHART SHOWING RELATIONSHIP
                         OF EACH EWG OR FOREIGN UTILITY

     None.

                                   SIGNATURES

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 25th day of February, 2000.

                               FLORIDA PROGRESS CORPORATION

                               By: /s/ Kenneth E. Armstrong
                            ----------------------------------
                                  Kenneth E. Armstrong
                            Vice President and General Counsel


(Corporate Seal)

Attest:


By:    /s/ Douglas E. Wentz
   ----------------------------
         Douglas E. Wentz
        Assistant Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              Kenneth E. Armstrong
                       Vice President and General Counsel
                          Florida Progress Corporation
                                 P.O. Box 33042
                          St. Petersburg, Florida 33733
                                 (727) 820-5153

                               EXHIBIT INDEX


Exhibit
Number                     Description of Exhibit
27             Financial Data Schedule for Florida Progress Corporation.

99.(A) Consolidating statements of income and retained earnings for the calendar year 1999 together with the consolidating balance sheet as of December 31, 1999 for Florida Progress Corporation and its first-tier subsidiaries: Progress Capital Holdings, Inc., FPC
               Del, Inc., Progress Provisional Holdings, Inc., Florida Progress
               Funding Corporation and Florida Power Corporation.

99.(B) Consolidating statements of income and retained earnings for the calendar year 1999, together with the consolidating balance sheet as of December 31, 1999 for Progress Capital Holdings, Inc. and its first-tier subsidiaries: Progress Holdings, Inc., Mid-Continent Life Insurance Company, Progress Reinsurance
               Company, Ltd., Progress Energy Corporation, Progress-Centrus,
               Inc., PIH, Inc., Progress Telecommunications Corporation, and
               Electric Fuels Corporation.

99.(C) Consolidating statements of income and retained earnings for the calendar year 1999, together with the consolidating balance sheet as of December 31, 1999 for Florida Progress Funding Corporation and its first-tier subsidiary: FPC Capital I.